                                               Filed Pursuant to Rule 424(B)(4)
                                                     Registration No. 333-72523


                            1,828,470 Shares Common Stock


[LOGO]                            TRO LEARNING, INC.





     All of the shares of common stock offered for sale under this prospectus are being sold by certain selling stockholders. The selling stockholders are selling up to 1,828,470 shares of common stock, par value $.01 per share of TRO Learning, Inc., a Delaware corporation. See "Selling Stockholders and Plan of Distribution."

     The common stock offered hereby is issuable to the selling stockholders by TRO upon (i) the conversion by the selling stockholders of TRO's Series C Convertible Preferred Stock issued to such selling stockholders pursuant to a Series C Convertible Preferred Stock Purchase Agreement dated January 13, 1999 among TRO and the holders of the Convertible Preferred Stock and (ii) the exercise by the selling stockholders of the Warrants issued by TRO to such selling stockholders in connection with the Stock Purchase Agreement.

     The common stock to which this prospectus relates may be sold by the holders thereof after conversion of the Convertible Preferred Stock or the exercise of the Warrants from time to time through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders and Plan of Distribution."

     Our common stock is quoted on the Nasdaq National Market under the symbol "TUTR." On February 16, 1999, the last reported sale price for the common stock, as reported on the Nasdaq National Market, was $6.875 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROSPECTUS IS MARCH 3, 1999.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                ______________________

                                  TABLE OF CONTENTS
                                                                         PAGE

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .  1
Information Incorporated By Reference. . . . . . . . . . . . . . . . . . .  1
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
Forward-Looking Statements . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . .  8
Selling Stockholders and Plan of Distribution. . . . . . . . . . . . . . . 11
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

                                AVAILABLE INFORMATION

     TRO files annual, quarterly, and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the commission.

     TRO has filed a registration statement on Form S-3 with the Commission with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the exhibits attached to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document of TRO, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

     You may review a copy of the registration statement at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the operation of public reference rooms. TRO's Commission filings and registration statements can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

                        INFORMATION INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filing we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

     - Annual Report on Form 10-K for the fiscal year ended October 31, 1998 (file no. 000-20842); and
     -    Report on Form 8-K filed January 25, 1999 (file no. 000-20842).

     You may request a copy of these filings at no cost by writing or telephoning us at the following address: TRO Learning, Inc., 1721 Moon Lake Boulevard, Suite 555, Hoffman Estates, Illinois 60194, Attention: Patricia A. Hlavacek, Telephone: (847) 781-7800.

                                  PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into it. TRO's operations are comprised of the TRO business and the business of our wholly-owned operating subsidiary, The Roach Organization, Inc., which has two wholly-owned subsidiaries, TRO Learning (Canada), Inc. in Canada, and TRO Learning (UK) Ltd., in the United Kingdom.

GENERAL

     TRO is a leading developer and marketer of microcomputer-based, interactive, self-paced instructional systems used in a wide variety of adult settings. Offering more than 2,000 hours of comprehensive academic and applied skills courseware designed for adolescents and adults, TRO's PLATO-Registered Trademark- Learning Systems are marketed to middle schools and high schools, colleges, job training programs, correctional institutions, military education programs, and corporations. PLATO-Registered Trademark-Learning Systems is delivered via networks, CD-ROM, the Internet and private intranets.

     TRO was incorporated in June 1989 as Edu Corp., and in October 1992 we changed our name to TRO Learning, Inc. TRO's wholly-owned operating subsidiary is The Roach Organization, Inc. The Roach Organization has two wholly-owned subsidiaries, one in Canada, TRO Learning (Canada), Inc., and one in the United Kingdom, TRO Learning (UK) Ltd.

     In September 1998, TRO announced the sale of its Aviation Training business which marketed PC-based instructional systems to airlines worldwide for use by commercial airline pilots, maintenance crews, and cabin personnel.
 We will focus exclusively on our PLATO-Registered Trademark- brand going forward.

     TRO's principal business offices are located at 1721 Moon Lake Boulevard, Suite 555, Hoffman Estates, Illinois 60194; Telephone: (847) 781-7800.

                                       STRATEGY

     TRO's strategy is to address the needs of adolescent and adult learners by providing a broad range of interactive, multimedia, self-paced educational and training courseware delivered on personal computers. The critical elements of our business strategy are as follows:

     - Target growing market niches that serve adolescent and adult learners rather than pre-school and elementary school-aged children.
     - Work closely with clients to design a program of instruction which meets their specific educational and training needs by providing comprehensive, solution-oriented courseware, and services to our clients.
     - Emphasize sales of solution-oriented education and training courseware and services which generate high profit margins and greater opportunities for growth.
     - Utilize the design and structural advantages inherent in its proprietary software development systems to design and produce new courseware and services.
     - Focus on developing the broadest delivery system for its instructional management system and courseware library, including the use of Internet and Intranet delivery.

                                     THE OFFERING

 The Offering  . . . . . . . . . . . .   The common stock offered hereby will
                                         be issued to the selling stockholders
                                         upon (i) conversion of the Convertible
                                         Preferred Stock and (ii) the exercise
                                         of the Warrants, each issued pursuant
                                         to the Stock Purchase Agreement.

 Conversion Price of Series C
     Convertible Preferred Stock . . .   Shares of Series C Convertible
                                         Preferred Stock are convertible, at
                                         the option of the holder, into common
                                         stock at a conversion price of the
                                         lower of (i) $9.51 or (ii) the
                                         applicable percentage of the average
                                         of the lowest three per share market
                                         values of the common stock during the
                                         thirty trading days immediately
                                         preceding the conversion date.  The
                                         applicable percentage is adjusted over
                                         time from 90% to 82%.  See
                                         "Description of Capital Stock."

 Exercise Price of the Warrants  . . .   The Warrants are exercisable, at the
                                         option of the holder, into common
                                         stock at an exercise price of $9.51
                                         per share of common stock subject to
                                         adjustments.  See "Description of
                                         Capital Stock."
 Aggregate Amount of common stock
     offered by the selling
 stockholders  . . . . . . . . . . . .   1,828,470 shares

 Number of shares of common stock
 outstanding as of January 29, 1999(1)   6,445,832

 Nasdaq Symbol . . . . . . . . . . . .   TUTR


________________________

(1) Does not include (i) shares of common stock, issuable pursuant to outstanding employee and director options, (ii) 50,805 and 125,000 shares of common stock issuable pursuant to warrants dated March 27, 1997 and January 13, 1999, respectively, or (iii) shares of common stock issuable pursuant to the Convertible Preferred Stock.

                              FORWARD-LOOKING STATEMENTS

     Certain statements incorporated by reference or made in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include our statements about:

     - the competitiveness of the computer-based education and training industry;
     -    the ability to keep up with changing trends in the industry;
     -    our strategies; and
     -    other statements that are not historical facts.

     When used in this prospectus, the words "anticipate", "believe", "estimate", and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including:

     -    Declines in annual financial results;
     -    Unpredictability of government appropriations;
     -    Ability to keep up with changing trends in the industry;
     - Changes in economic and business conditions (including in the computer-based education and training industry);
     -    Changes in business strategies; and
     -    Other factors discussed in "Risk Factors".

                                     RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

VARIABILITY IN ANNUAL RESULTS MAKE IT UNCERTAIN AS TO WHETHER WE CAN SUSTAIN PROFITABILITY.

     For fiscal year ended October 31, 1998, we reported a net income of $3,068,000, an increase from the net loss of ($20,217,000) we sustained for the fiscal year ended October 31, 1997. In fiscal 1996, 1995, and 1994, our net income was $982,000, $3,752,000, and $3,361,000, respectively. After TRO sustained net losses for the fiscal year 1997, we implemented cost control measures for fiscal 1998 and thereafter; however, there can be no assurance that we can sustain profitability. Future revenues and profits, if any, will depend upon various factors, including continued market acceptance of our products and services. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business including, but not limited to, delays in the expansion and addition of sales and distribution channels, the ability to attract qualified employees and innovation in the design and development of new products and product enhancements.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS AFFECT REVENUES AND PROFITABILITY FOR SUCH QUARTERLY PERIODS.

     TRO's revenues and profitability may vary significantly among quarterly periods. In addition, our revenues and profitability may fluctuate as a result of many factors, including the size, timing and product mix of orders, increased competition, loss of significant customers, announcements of new products by TRO or any of our competitors, delays in shipment of existing or
new products, and capital spending patterns of TRO's customers.   Many of our
education and training sales are to customers who purchase systems and license courseware on a single procurement basis. Accordingly, new customers must be found or new or additional products must be sold to existing customers in order to maintain and expand TRO's education and training revenue stream.

FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES AND MEET EVOLVING INDUSTRY STANDARDS.

     The computer-based educational and training industry is characterized by technological change, frequent product introductions, and evolving industry standards. Although we believe we compete favorably in the markets in which we participate, our future success will depend, to a significant extent, on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs and achieve market acceptance. There can be no assurance that we will have sufficient resources to make the necessary investments or that we will be able to develop and implement the technological advances required to maintain our competitive position. We are not aware of any emerging standards or new products which could render our existing products obsolete. However, there can be no assurance that TRO's products will not be rendered obsolete or that we will be able to develop and market new products.

FINANCING RISK.

     In fiscal 1998, TRO from time to time did not meet certain financial ratios specified in our credit facility agreement. On each such occasion, the lender waived the default upon the payment of a fee by TRO. There can be no assurance that we will not in the future again be in breach of our obligations under the credit facility. In such event, we might be required to pay additional fees to the lender or may be required to refinance our obligations. There can be no assurance that refinancing would be available to TRO in such circumstances on acceptable terms.

RELIANCE ON GOVERNMENT FUNDING COULD HAVE A NEGATIVE EFFECT ON REVENUES.

     A substantial portion of our total revenues are derived from clients substantially dependent on government funding, such as public school systems, community-based organizations and correctional facilities. The government appropriations process is often slow, unpredictable and subject to factors outside our control and several proposals are currently being made to reduce government spending. Curtailments or substantial reductions in government funded or sponsored programs and termination or renegotiation of government-funded contracts could have a material adverse impact on, or result in the delay or termination of, TRO's revenues associated with these programs and contracts.

THERE IS NO ASSURANCE THAT KEY MANAGEMENT PERSONNEL WILL REMAIN WITH US.

     TRO's future success depends in large part on the continued service of our key technical, marketing, sales and management personnel, in particular on William R. Roach, our President and Chief Executive Officer, and on our ability to continue to attract, motivate and retain highly qualified employees. Our key employees may terminate their employment with us at any time. There is competition within the industry for such employees and the process of locating key technical and management personnel with suitable skills and attributes to execute TRO's strategy is often lengthy. Accordingly, the loss of the services of key personnel, in particular Mr. Roach, could have a material adverse effect on TRO.

COMPETITION COULD ADVERSELY AFFECT OUR PERFORMANCE.

     The computer-based education and training industry is competitive and demand for particular software and courseware products, systems hardware, and services may be affected adversely by the increasing number of competitive products from which a prospective customer may choose. We compete primarily against other organizations offering educational and training software and services. TRO's competitors include several large companies with substantially greater financial, technical and marketing resources than those of TRO, including divisions within Pearson PLC and Mc-Graw Hill McMillan, as well as a number of smaller companies. Existing competitors may broaden their product lines and potential competitors, may enter the market and/or increase their focus on computer-based education and training, resulting in greater competition for TRO. These changes or potential changes in the market could have a material adverse effect on our operating results.

FLUCTUATIONS IN DEMAND COULD ADVERSELY AFFECT OUR PROFITABILITY.

     Certain of the our customers and potential customers are in industries, such as education, that experience cyclical variations in funding or profitability, which may affect such customers' willingness or ability to purchase products and services offered by TRO. These fluctuations in demand could have a material adverse effect on our future profitability.

MISUSE OR MISAPPROPRIATION OF OUR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR PERFORMANCE.

     We regard our courseware and software as proprietary and rely primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights.
 TRO owns the Federal registration of the PLATO-Registered Trademark-trademark. In addition, in 1989 Control Data Corporation assigned to TRO Federally registered copyrights in the PLATO-Registered Trademark-courseware. TRO has not recorded the assignment of these copyrights because we believe that the additional statutory rights resulting from recordation are not necessary for the protection of our rights therein. TRO has Federal copyrights in all PLATO-Registered Trademark-courseware produced since 1989.
 We have not applied for trademark registration at the state level, but have instead relied on our Federal registrations and state common law rights to protect our proprietary information. We do not include in our products any mechanisms to prevent or inhibit unauthorized copying, but we generally require the execution of a license agreement which restricts copying and use of the courseware and software. We have no knowledge of the unauthorized copying of our products. However, if such copying or misuse were to occur to any substantial degree, TRO could be materially adversely affected.

                                   USE OF PROCEEDS

     We will receive no proceeds from the sale by the selling stockholders of the shares of common stock.

                             DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of TRO consists of 25,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, par value $.01 per share, of which 6,445,832 shares of common stock (exclusive of treasury shares) were issued and outstanding on January 29, 1999. As of January 13, 1999, TRO has 540 shares of Series C Convertible Preferred Stock issued and outstanding.

SERIES C CONVERTIBLE PREFERRED STOCK

     On January 13, 1999, TRO completed a $5 million private placement of Series C Convertible Preferred Stock. The Convertible Preferred Stock is convertible into shares of TRO's common stock, at the option of the holder, up to two years from the issue date. Conversion is mandatory for all such securities still outstanding two years from the issue date. The conversion price is the lower of $9.51 or the applicable percentage of the average of the lowest three per share market values during the thirty trading days immediately preceding the conversion date. The applicable percentage is adjusted over time from 90% to 82%. The conversion price is also subject to ceiling and floor limitations, which may be adjusted based on our financial performance.

     TRO may redeem the Convertible Preferred Stock in accordance with the formula set forth in the Stock Purchase Agreement. In addition, upon the occurrence of certain triggering events, the Convertible Preferred Stock is subject to a mandatory redemption. The triggering events include the following:

          (i) the failure of this registration statement to be declared effective on or prior to the 180th day after the date of issuance of the Convertible Preferred Stock;

          (ii) the failure of TRO shares of common stock to be listed for trading on NASDAQ or the suspension of the TRO common stock from trading on NASDAQ, in either case, for more than five trading days in the aggregate;

          (iii) TRO shall be a party to any change of control transaction, shall agree to sell all or substantially all or in excess of 50% of its assets in one or more transaction or shall redeem more than a de minimis number of shares of TRO common stock or the other TRO securities; or

          (iv) TRO shall fail to have available a sufficient number of authorized and unreserved shares of its common stock to issue to the holders of the Convertible Preferred Stock upon the conversion of such securities.

1999 WARRANTS

     Concurrently with the issuance of the Convertible Preferred Stock, we issued Warrants to purchase 125,000 shares of TRO's common stock at an exercise price of $9.51 per share. These Warrants expire in 2004. The exercise price of the Warrants are subject to adjustment from time to time if TRO shall (i) pay a stock dividend (except scheduled dividends paid on outstanding preferred stock as of the date hereof which contain a stated dividend rate) or otherwise make a distribution or distributions on shares of its common stock or on any other class of capital stock payable in shares of common stocks, (ii) subdivide outstanding shares of common stock into a larger number of shares, or (iii) combine outstanding shares of common stock into a smaller number of shares.

     In connection with the Convertible Preferred Stock and the Warrants, and pursuant to the Registration Rights Agreement between the selling stockholders and TRO, we are obligated to register the common stock into which the Convertible Preferred Stock are convertible and the Warrants exercisable. We are also required to provide the selling stockholders with a current prospectus upon request for such selling stockholders to use in the resale of the common stock.

1997 DEBENTURES

     In March 1997, we issued $3,050,000 of 10% subordinated convertible debentures with a scheduled maturity date in March 2004. Pursuant to the 1997 Debentures, we filed a registration statement on Form S-3 dated January 21, 1998, covering the resales by the selling securityholders of the common stock upon conversion of the 1997 Debentures and shall use our best efforts to cause such registration statement to remain effective for such period as may be necessary for the holders of such common stock to dispose of such common stock; provided, however, that we shall not be required to maintain effectiveness of such registration statement at such time as the holders of the common stock are able to sell the common stock underlying the 1997 Debentures under Rule 144(k) under the Securities Act or any successor thereto, which allows unrestricted resales by nonaffiliates of TRO after a holding period of two years. At the option of each holder of the 1997 Debentures, the 1997 Debentures are convertible into TRO's common stock at a conversion price, subject to adjustments, of $9.60 per share. The conversion price of the common stock into which the 1997 Debentures are convertible is subject to adjustment if we (i) subdivide or combine our outstanding shares of common stock or declare a dividend payable in common stock of TRO; (ii) reorganize or reclassify our capital stock, consolidate or merge with another corporation or sell all or substantially all of our assets to another corporation; (iii) distribute to all holders of our common stock any assets or debt securities or any rights or warrants to purchase debt securities, assets or other securities; or (iv) issue or sell shares of our common stock at less than the conversion price, or issue any options or warrants or other rights to purchase TRO's common stock at a price per share less than the conversion price or issue securities convertible into TRO's common stock at a price per share less than the conversion price. TRO may redeem the 1997 Debentures at 101% of principal, plus interest, subject to certain terms and conditions. In addition, the 1997 Debentures are subject to mandatory redemption at 25% of principal annually beginning in 2001.

1997 WARRANTS

     In connection with TRO's offering of the 1997 Debentures, in March 1997, we issued warrants to investors (the "Investor Warrants") to purchase 31,743 shares of the our common stock at an exercise price of $9.60 per share. The exercise price is subject to adjustment if we issue or sell shares of our common stock at less than the exercise price, or issues any options or warrants or other rights to purchase our common stock at a price per share less than the exercise price or issue securities convertible into our common stock at a price per share less than the exercise price. The Investor Warrants expire in 2002. TRO also issued warrants to the placement agents for the 1997 Debentures (the "Placement Agent Warrants") to purchase 19,062 shares of our common stock at an exercise price of $9.60. The Placement Agent Warrants expire in 2007 and the exercise price for the Placement Agent Warrants is subject to the same adjustments as are applicable to the exercise price for the Investor Warrants.

COMMON STOCK

     Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to share ratably in dividends declared out of assets legally available therefor at such time and in such amounts as our board of directors may from time to time lawfully determine. TRO's ability to pay dividends is restricted by TRO's facility credit agreement.

     Each common stock holder is entitled to one vote for each share held by him. Common stockholders are not entitled to cumulate votes for the election of directors. The common stock is not entitled to conversion or preemptive rights and is not subject to redemption or assessment. The common stock presently outstanding is, and the common stock issued upon conversion of the 1997 Debentures and the Convertible Preferred Stock will be fully paid and nonassessable.

REGISTRATION RIGHTS

     Pursuant to a Registration Rights Agreement between TRO and the selling stockholders, we agreed to file a registration statement of which this prospectus constitutes a part, covering the resales by the selling stockholders of the common stock upon (i) conversion of the Convertible Preferred Stock and (ii) exercise of the Warrants. We agreed to use our best efforts to cause the registration statement to remain effective for such period as may be necessary for the selling stockholders of the common stock to dispose of such common stock. However, we shall not be required to maintain effectiveness of the registration statement after the earlier of (i) when the selling stockholders are able to sell the common stock underlying the Convertible Preferred Stock and the Warrants under Rule 144(k) under the Securities Act or any successors thereto or (ii) three years.

CERTAIN CHARTER PROVISIONS

     The Certificate of Incorporation of TRO provides that, to the fullest extent permitted by the Delaware General Corporation Law, a director of TRO shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our By-laws provide for the indemnification of officers and directors to the fullest extent permitted by Delaware law. In furtherance thereof, the Board of Directors is expressly authorized to amend TRO's By-laws to give full effect to any changes in applicable law, notwithstanding possible self-interest of the directors in the action being taken.

     TRO's Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of TRO unless such takeover or change in control is approved by our Board of Directors. Such provisions may also render the removal of the current Board of Directors and management more difficult.

     The Certificate of Incorporation establishes an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before a TRO annual meeting of stockholders.
In general, notice must be received by TRO not less than 60 days prior to the meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

     Pursuant to the Certificate of Incorporation, TRO's Board of Directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders, except that in the case of newly created directorships, if the remaining directors fail to fill any such vacancy, the stockholders may do so at the next annual or special meeting called for that purpose.

     The preferred stock may be issued from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by TRO's Board of Directors. The Board of Directors is authorized in TRO's Certificate of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. As of January 13, 1999, TRO has 540 shares of Series C Convertible Preferred Stock issued and outstanding.

     Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (TRO has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 662/3 of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term

"business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock after it becomes subject to the Delaware antitakeover law.

TRANSFER AGENT

     The Transfer Agent and Registrar for TRO's common stock is Harris Bank, Chicago, Illinois.

                    SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

                                SELLING STOCKHOLDERS

                                             NUMBER OF SHARES OF
                                                COMMON STOCK                                 NUMBER OF SHARES
                                             BENEFICIALLY OWNED                              OF COMMON STOCK
                                            PRIOR TO THE OFFERING        NUMBER OF SHARES   BENEFICIALLY OWNED
 NAME AND ADDRESS OF                      ------------------------        OF COMMON STOCK      FOLLOWING THE
 SELLING STOCKHOLDERS                     # OF SHARES   % OF CLASS        OFFERED HEREBY      OFFERING (11)
----------------------                    ------------------------       ----------------   -------------------
 KA Investments LDC                        339,183(1)       4.999%           1,353,068(2)            0

 Stark International                       170,401(3)         2.6%             365,694(4)            0

 Industricorp & Co., FBO                    25,561(5)          *                54,854(6)            0
 Twin City Carpenters Pension Plan

 First Trust National Association           12,781(7)          *                27,427(8)            0
 TTEE FBO Gary Kohler IRA

 Gary S. Kohler                             12,781(9)          *                27,427(10)           0


*  Represents less than one percent of the common stock outstanding.

(1) The certificate of designation governing the Convertible Preferred Stock prohibits KA from converting shares of Convertible Preferred Stock to the extent that such conversion would result in KA beneficially owning in excess of 4.999% of the outstanding shares of common stock following such conversion. Such restriction may be waived by such holder upon not less than 75 days' notice to TRO. The number of shares of common stock listed as beneficially owned by KA represents the number of shares of common stock issuable to KA, subject to the limitation set forth in the first sentence of this footnote, (i) upon conversion of 399.6 shares of Convertible Preferred Stock, acquired on January 13, 1999, at an assumed conversion price of $6.338 (which price will fluctuate from time to time based on changes in the market price of the common stock and provisions in the formula for determining the conversion price), and (ii) upon exercise of the warrant issued to KA in conjunction with the sale of the Convertible Preferred Stock for 92,500 shares of common stock ("Convertible"). Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and consequently the number of shares of common stock that will be beneficially owned by KA will fluctuate daily and cannot be determined at this time.

(2) Represents shares of common stock issuable to KA upon (i) conversion of its Convertible Preferred Stock, and (ii) exercise of the Warrant issued to KA. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this Registration Statement, cannot be determined at this time. However, TRO has contractually agreed to include herein for KA 1,353,068 shares of common stock issuable upon conversion of its Convertible Preferred Stock and exercise of its Warrant.

(3) The number of shares of common stock listed as beneficially owned by Stark represents the number of shares of common stock issuable to Stark (i) upon conversion of 108 shares of Convertible Preferred Stock, acquired on January 13, 1999, at an assumed conversion price of $6.338 (which price will fluctuate from time to time based on changes in the market price of the common stock and provisions in the formula for determining the conversion price), and (ii) upon exercise of a Warrant issued to Stark in conjunction with the sale of the Convertible Preferred Stock for 25,000 shares of common stock. Because the number of shares of common stock upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and consequently the number of shares of common stock that will be beneficially owned by Stark will fluctuate daily and cannot be determined at this time.

(4) Represents shares of common stock issuable to Stark upon (i) conversion of its Convertible Preferred Stock, and (ii) exercise of the Warrant issued to Stark. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this Registration Statement, cannot be determined at this time. However, TRO has contractually agreed to include herein for Stark 365,694 shares of common stock issuable upon conversion of its Convertible Preferred Stock and exercise of its Warrant.

(5) The number of shares of common stock listed as beneficially owned by Twin City represents the number of shares of common stock issuable to Twin City
     (i) upon conversion of 16.2 shares of Convertible Preferred Stock, acquired on January 13, 1999, at an assumed conversion price of $6.338 (which price will fluctuate from time to time based on changes in the market price of the common stock and provisions in the formula for determining the conversion price), and (ii) upon exercise of a Warrant issued to Twin City in conjunction with the sale of the Convertible Preferred Stock for 3,750 shares of common stock. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and consequently the number of shares of common stock that will be beneficially owned by Twin City will fluctuate daily and cannot be determined at this time.

(6) Represents shares of common stock issuable to Twin City upon (i) conversion of its Convertible Preferred Stock, and (ii) exercise of the Warrant issued to Twin City. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this Registration Statement, cannot be determined at this time. However, TRO has contractually agreed to include herein for Twin City 54,854 shares of common stock issuable upon conversion of its Convertible Preferred Stock and exercise of its Warrant.

(7) The number of shares of common stock listed as beneficially owned by Kohler IRA represents the number of shares of common stock issuable to Kohler IRA
     (i) upon conversion of 8.1 shares of Convertible Preferred Stock, acquired on January 13, 1999, at an assumed conversion price of $6.338 (which price will fluctuate from time to time based on changes in the market price of the common stock and provisions in the formula for determining the conversion price), and (ii) upon exercise of a Warrant issued to Kohler IRA in conjunction with the sale of the Convertible Preferred Stock for 1,875 shares of common stock. Because the number of shares of common stock upon conversion of the Convertible Preferred
     Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and consequently the number of shares of common stock that will be beneficially owed by Kohler IRA will fluctuate daily and cannot be determined at this time.

(8) Represents shares of common stock issuable to Kohler IRA upon (i) conversion of its Convertible Preferred Stock, and (ii) exercise of the Warrant issued to Kohler IRA. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this Registration Statement, cannot be determined at this time. However, TRO has contractually agreed to include herein for Kohler IRA 27,427 shares of common stock issuable upon conversion of its Convertible Preferred Stock and exercise of its Warrant.

(9) The number of shares of common stock listed as beneficially owned by Kohler represents the number of shares of common stock issuable to Kohler (i) upon conversion of 8.1 shares of Convertible Preferred Stock, acquired on January 13, 1999, at an assumed conversion price of $6.338 (which price will fluctuate from time to time based on changes in the market price of the common stock and provisions in the formula for determining the conversion price), and (ii) upon exercise of a Warrant issued to Kohler in conjunction with the sale of the Convertible Preferred Stock for 1,875 shares of common stock. Because the number of shares of common stock upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and consequently the number of shares of common stock that will be beneficially owned by Kohler will fluctuate daily and cannot be determined at this time.

(10) Represents shares of common stock issuable to Kohler upon (i) conversion of its Convertible Preferred Stock, and (ii) exercise of the Warrant issued to Kohler. Because the number of shares of common stock issuable upon conversion of the Convertible Preferred Stock is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued in respect of such conversions and, consequently, offered for sale under this Registration Statement, cannot be determined at this time. However, TRO has contractually agreed to include herein for Kohler 27,427 shares of common stock issuable upon conversion of its Convertible Preferred Stock and exercise of its Warrant.

(11) Assumes sale of all shares of common stock offered hereby.

     Pursuant to the terms of the Registration Rights Agreement, TRO has agreed to indemnify the holders of the common stock issuable upon the conversion of the Convertible Preferred Stock and the exercise of the Warrants against all losses and liabilities caused by an untrue statement of material fact contained in this prospectus or the registration statement of which this prospectus constitutes a part or any omission to state a material fact required to be stated therein.


                                 PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     -    privately negotiated transactions;

     -    short sales;

     - broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     -    a combination of any such methods of sale; and

     -    any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 14 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of TRO or derivatives of TRO's securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser or shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Neither TRO nor the selling stockholder can presently estimate the amount of such commission or discount. TRO knows of no existing arrangements between the selling stockholders and any broker-dealers or agents.

     TRO is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. TRO has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                       EXPENSES

     TRO has agreed to pay the expenses incurred in connection with the preparation and filing of this prospectus and the related registration statement, except for commissions of brokers or dealers and any transfer fees incurred in connection with the sales of the common stock by the selling stockholders, which will be paid by the selling stockholders. We have also agreed to pay the fees and expenses incurred in connection with the registration or qualification of the common stock for sale under state securities laws.

                                    LEGAL MATTERS

     Winston & Strawn, Chicago, Illinois has rendered an opinion (filed as an exhibit to the Registration Statement) with respect to the validity of the common stock.

                                       EXPERTS

     The consolidated financial statements and schedule to Form 10-K of TRO Learning, Inc. for the year ended October 31, 1998 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, also incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.